Filed pursuant to 424(b)(3)

Registration No. 333-128662

CNL INCOME PROPERTIES, INC.

STICKER SUPPLEMENT DATED DECEMBER 6, 2007

TO PROSPECTUS DATED APRIL 20, 2007

This Sticker Supplement is part of, and should be read in conjunction with, our prospectus dated April 20, 2007, our Prospectus Supplement No. Two dated October 15, 2007 and our Sticker Supplement dated November 14, 2007. Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of November 30, 2007, and all references to property acquisitions, commitments and loans should be read in that context.

RECENT DEVELOPMENTS

At November 30, 2007, we had a portfolio of 97 lifestyle properties, including ten owned through unconsolidated ventures, within the following seven asset classes: Marinas, Ski and Mountain Lifestyle, Destination Retail, Golf Courses, Merchandise Marts, Attractions and Dealerships. We have also made 11 loans, ten of which remain outstanding, and have committed to acquire 6 additional golf properties. All of the properties in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators that we consider to be significant industry leaders.

We entered into an asset purchase agreement on October 29, 2007 committing to acquire 28 golf course properties from American Golf Corporation and certain of its affiliates (collectively “AGC”). On November 30, 2007, we completed the acquisition of 22 of those golf course properties for a purchase price of $244.0 million.

The following list sets forth the names and locations of the golf courses we acquired:

Ancala Country Club, Scottsdale, Arizona

Arrowhead Country Club, Glendale (Phoenix), Arizona

Arrowhead Golf Club, Littleton (Denver), Colorado

Continental Golf Course, Scottsdale, Arizona

Deer Creek Golf Club, Overland Park (Kansas City), Kansas

Desert Lakes Golf Course, Bullhead City, Arizona

Eagle Brook Country Club, Geneva (Chicago), Illinois

Foothills Golf Club, Phoenix, Arizona

Hunt Valley Golf Club, Phoenix (Baltimore), Maryland

Kokopelli Golf Course, Gilbert (Phoenix), Arizona

Legend at Arrowhead Golf Resort, Glendale (Phoenix), Arizona

London Bridge Golf Club, Lake Havasu, Arizona

Majestic Oaks Golf Club, Ham Lake (Minneapolis), Minnesota

Meadowbrook Country Club, Tulsa, Oklahoma

Mission Hills Country Club, Northbrook (Chicago), Illinois

Painted Desert Golf Club, Las Vegas, Nevada

Ruffled Feathers Golf Club, Lemont (Chicago), Illinois

Stonecreek Golf Club, Phoenix, Arizona

Superstition Springs Golf Club, Mesa, Arizona

Tallgrass Country Club, Wichita, Kansas

Tamarack Golf Club, Naperville (Chicago), Illinois

Tatum Ranch Golf Club, Cave Creek (Phoenix), Arizona

We leased our interests in these properties on a long-term, triple-net basis to Evergreen Alliance Golf Limited, L.P. (“EAGLE”) to operate on our behalf. The leases have a 20-year initial term, with four 5-year renewal options and are cross-defaulted with each other and with the 15 other leases for our golf course properties that are operated by EAGLE. The minimum aggregate annual rent for the properties is approximately $20.7 million in the initial year.

We have agreed to acquire the remaining six properties, all of which are leasehold interests, by April 17, 2008. All six properties require certain consents and estoppels in order for us to be able to acquire them. There can be no assurance that these conditions will be satisfied or, if satisfied, that the remaining properties will ultimately be acquired. The remaining properties and their locations are as follows:

David L. Baker Memorial Golf Center, Fountain Valley (Orange County), California

Forest Park Golf Course, St. Louis, Missouri

Las Vegas Golf Club, Las Vegas, Nevada

Shandin Hills Golf Club, San Bernardino California

Meadowlark Golf Course, Huntington Beach (Orange County), California

Micke Grove Golf Course, Lodi, California

On November 30, 2007, our board of directors approved by written consent an amendment to article three, section 11 of our bylaws to increase the directors’ compensation for their services on our board of directors and our audit committee beginning January 1, 2008. More specifically, the board of directors agreed to increase (i) the annual fee for directors to $45,000 from $30,000, (ii) the annual fee for the audit committee chairperson to $10,000 from $5,000 and (iii) the board and audit committee meeting fees to $2,000 from $1,500 per meeting attended.

Our board of directors previously declared distributions of $0.05 per share to stockholders of record on October 1, November 1 and December 1, 2007, which distributions will be paid by December 31, 2007.

We anticipate increasing our distribution rate from $0.05000 to $0.05125 per share in January 2008. On an annualized basis this would represent a 6.15% return based on the current $10.00 per share offering price of our common stock. This increase is dependent upon the authorization of our board of directors after considering our results of operations, financial condition and net operating cash flows, including distributions from unconsolidated entities in which we have an equity interest, and anticipated cash requirements for acquisitions and operations. There can be no assurance that any such increase in the distribution rate would be maintained or continued in the event of any changes to any of the foregoing factors. The amount, timing, declaration and payment of future dividends will be at the sole discretion of our board of directors and will depend upon our profitability, our objective of continuing to qualify as a REIT for federal income tax purposes, capital needs, future prospects, economic conditions, other operating trends, the avoidance of volatility of distributions and other factors deemed relevant by our board of directors.

THE OFFERING

As of September 30, 2007, we had received $1.3 billion (130.8 million shares) in subscription proceeds for this offering, including $44.4 million (4.7 million shares) received through our reinvestment plan. As of that same date, we had received $1.8 billion (182.9 million shares) in total proceeds in connection with our public offerings, including proceeds received through our reinvestment plan. Our total proceeds exclude $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of our initial offering and $1.2 million for 117,708 restricted common shares issued to CNL Financial Group, Inc. in December 2004.

BUSINESS

GOLF COURSES

The following information updates and supplements the “Golf Courses” section beginning on page 80 of the prospectus:

EAGLE Golf Clubs

We entered into an asset purchase agreement on October 29, 2007 committing to acquire 28 golf course properties from American Golf Corporation and certain of its affiliates (collectively “AGC”) for a purchase price of $301.0 million. On November 30, 2007, we completed the acquisition of 22 of those golf course properties for a purchase price of $244.0 million.

The following list sets forth the names and locations of the golf courses we acquired (dollars are in thousands):

Property	Initial Purchase Price
Ancala Country Club – Scottsdale, Arizona 18-hole private course	$14,107
Arrowhead Country Club – Glendale (Phoenix), Arizona 18-hole private course	$17,357
Arrowhead Golf Club – Littleton (Denver), Colorado 18-hole public course	$15,783
Continental Golf Course – Scottsdale, Arizona 18-hole public course	$6,419
Deer Creek Golf Club – Overland Park (Kansas City), Kansas 18-hole public course	$8,934
Desert Lakes Golf Course – Bullhead City, Arizona 18-hole public course	$2,637
Eagle Brook Country Club – Geneva (Chicago), Illinois 18-hole private course	$16,253
Foothills Golf Club – Phoenix, Arizona 18-hole public course	$9,881
Hunt Valley Golf Club – Phoenix (Baltimore), Maryland 18-hole private course	$23,430
Kokopelli Golf Course – Gilbert (Phoenix), Arizona 18-hole public course	$9,416
Legend at Arrowhead Golf Resort – Glendale (Scottsdale), Arizona 18-hole public course	$10,438

Property	Initial Purchase Price
London Bridge Golf Club – Lake Havasu, Arizona Two 18-hole public courses	$11,805
Majestic Oaks Golf Club – Ham Lake (Minneapolis), Minnesota Two 18-hole and one 9-hole public courses	$13,217
Meadowbrook Country Club – Tulsa, Oklahoma 18-hole private course	$11,530
Mission Hills Country Club – Northbrook (Chicago), Illinois 18-hole private course	$4,779
Painted Desert Golf Club – Las Vegas, Nevada 18-hole public course	$9,468
Ruffled Feathers Golf Club – Lemont (Chicago), Illinois 18-hole public course	$13,883
Stonecreek Golf Club – Phoenix, Arizona 18-hole public course	$14,095
Superstition Springs Golf Club – Mesa, Arizona 18-hole public course	$11,042
Tallgrass Country Club – Wichita, Kansas 18-hole private course	$5,405
Tamarack Golf Club – Naperville (Chicago), Illinois 18-hole public course	$7,747
Tatum Ranch Golf Club – Cave Creek (Phoenix), Arizona 18-hole private course	$6,379

The approximate federal income tax basis of the depreciable portion of the acquired golf course properties is $138.7 million. The properties are adequately insured and are expected to require approximately $12.0 million in capital expenditures over the next three years.

We have agreed to acquire the remaining six properties, all of which are leasehold interests, by April 17, 2008. All six properties require certain consents and estoppels in order for us to be able to acquire them. There can be no assurance that these conditions will be satisfied or, if satisfied, that the remaining properties will ultimately be acquired. The remaining properties and their locations are as follows:

David L. Baker Memorial Golf Center

Fountain Valley (Orange County), California

18-hole public course

Forest Park Golf Course

St. Louis, Missouri

27-hole public course

Las Vegas Golf Club

Las Vegas, Nevada

18-hole public course

Shandin Hills Golf Club

San Bernardino, California

18-hole public course

Meadowlark Golf Course

Huntington Beach (Orange County), California

18-hole public course

Micke Grove Golf Course

Lodi, California

18-hole public course

Leases. We leased our interests in the acquired properties on a long-term, triple-net basis to Evergreen Alliance Golf Limited, L.P. (“EAGLE,” formerly known as “EAGL”) to operate on our behalf. The leases have a 20-year initial term, with four 5-year renewal options and are cross-defaulted with each other and with the leases on 15 of our other golf course properties that are operated by EAGLE. The minimum aggregate annual rent for these properties is approximately $20.7 million in the initial year. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

Operator. EAGLE, formerly known as EAGL, is described in the section entitled “Business – Golf Courses – EAGL Golf Clubs,” that begins on p. 85 of the prospectus. As part of this transaction, EAGLE acquired five additional golf properties from AGC that it will operate on its own behalf, and it has committed to acquire nine additional golf courses from AGC by April 17, 2008.

Competition. Generally, the acquired courses face a variety of competitors depending on their location and quality. The private courses compete with other private courses or high-end public courses within a nearby 50-mile radius, and generally compete on the basis of management expertise, reputation, featured facilities, quality of services and price. The public courses compete with other public courses in their local metropolitan areas and, depending on the quality of the public course, with private courses as well.

MANAGEMENT

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following information updates the first paragraph of the “Compensation of Directors and Executive Officers” section that begins on page 136 of the prospectus:

On November 30, 2007, our board of directors approved by written consent an amendment to article three, section 11 of our bylaws to increase the directors’ compensation for their services on our board and audit committee beginning January 1, 2008. More specifically, the board of directors agreed to increase (i) the annual fee for directors to $45,000 from $30,000, (ii) the annual fee for the audit committee chairperson to $10,000 from $5,000 and (iii) the board and audit committee meeting fees to $2,000 from $1,500 per meeting attended.

5